Exhibit 99.4
No.Sec./A-SE/10-11/50
January 28, 2011

Corporate Relationship Department		National Stock Exchange of India Limited
The Bombay Stock Exchange Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai — 400 001		Mumbai — 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code : 500900		Scrip Code : STER-EQ
Dear Sirs,
Sub: Intimation regarding Change in Chief Financial Officer of the Company
This is to inform you that Mr.C.Prabhakaran has been appointed as the Chief Financial Officer (CFO) of the Company with immediate effect in place of Mr.Vinod Bhandawat, who has been transferred / posted to other Group Company.
It is requested to take the same on record.
Thanking you,
Yours sincerely,
For Sterlite Industries (India) Limited
Rajiv Choubey
Company Secretary & Compliance Officer